[Letterhead of McGuireWoods LLP]

May 18, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network
Amendment No. 10 to Registration Statement on Form S-1 Filed May 18, 2018 File No. 333-220295

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 9 to Registration Statement on Form S-1 filed with the Commission on May 14, 2018 (the “Registration Statement”) contained in your letter dated May 17, 2018 (the “Comment Letter”). We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 10”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 10 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold and correspond to the numbered comments contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London

Los Angeles – Century City | Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

Ms. Lisa M. Kohl

May 18, 2018

Calculation of Registration Fee

1.	We reviewed the revisions to your disclosure in response to comment 1. However, it still appears that you used an exercise price equal to 100% of the public offering price or $2,160,000 in calculating the proposed maximum aggregate offering price for shares of Series A convertible preferred stock issuable upon the exercise of the warrants included in the underwriter’s units rather than 110% of the public offering price as described in footnote (5). As previously requested, please revise or advise if our understanding is not correct.

We respectfully note that the exercise price of the underwriter warrants was correctly reflected in the calculation fee table. The underwriter’s warrants are exercisable to purchase the same units to be sold to the public at 110% of the public offering price (i.e., $1,100 per unit). Once the underwriter has exercised its warrant by paying an amount equal to 110% of the price per unit offered to the public, the underwriter will pay the same price as the public to exercise the three series of warrants underlying the Units (i.e., $1,000 per warrant).

Prospectus Cover Page

2.	We note your response to prior comment 3. Please revise your prospectus cover page to quantify the number of shares of common stock that you are registering in connection with the conversion of the Series A Convertible Preferred Stock. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 213.01 and 213.02 for guidance.

In response to the Staff’s comment, we have revised the cover page of the prospectus in Amendment No. 10 to include the number of shares of common stock that the Company is registering in connection with the conversion of the Series A Convertible Preferred Stock, including the shares of Series A Convertible Preferred Stock issuable upon exercise of the warrants included in the Units.

The Offering, page 4

3.	Please provide a schedule that illustrates how you calculated the 162,683,130 common stock outstanding after the offering, including shares of common stock underlying the shares of Series A convertible preferred stock and the warrants. Please also show us how you calculated the estimated 64,036,946 common stock issuable in this offering as a result of the conversion of the shares of Series A convertible preferred stock included in the units and the conversion of the Series A convertible preferred stock issuable upon exercise of the warrants included in the units. We may have further comment.

In response to the Staff’s comment we have recalculated the number of shares of common stock outstanding after the offering. Please see attached a schedule illustrating how the Company calculated such number of common stock outstanding after the offering, including shares of common stock underlying the shares of Series A Convertible Preferred Stock and the Warrants. The schedule also illustrates how the Company calculated the total number of shares of common stock issuable in connection with the offering, assuming all warrants included in the Units are exercised.

Ms. Lisa M. Kohl

May 18, 2018

Capitalization, page 22

4.	We reviewed your response to comment 7 and the revisions to your disclosure. It does not appear that you considered the underwriting discounts of $720,000 that should also be offset against the proceeds in the offering and reflected in the as adjusted amounts as described in the last paragraph on page 22. Please revise.

In response to the Staff’s comment, we have revised the figures disclosed in the as-adjusted capitalization table on page 23 of Amendment No. 10 to reflect the underwriting discounts.

5.	We note that the 112,683,130 as adjusted common shares outstanding at February 28, 2018 presented in the capitalization table differs from the 162,329,750 common shares outstanding after this offering disclosed on page 4 and used to calculate the dilution amounts presented on page 24. We believe the as adjusted common shares presented in the capitalization table should reconcile to the common shares outstanding after the offering presented on page 4 and used to calculate the dilution amounts since the warrants sold in this offering are immediately exercised and the underlying shares of Series A convertible preferred stock are immediately converted by the holder into common stock as described in footnote (3) on page 5. Please revise. In doing so, please also consider how to reflect the 1,701,254 shares issued pursuant to anti-dilution rights granted to Air Lease Corporation and Jet Midwest Group, LLC included in the common shares outstanding after the offering as described in footnote (2) on page 5, but not included in the as adjusted common shares outstanding in the capitalization table at February 28, 2018.

In response to the Staff’s comment, we have revised the as-adjusted capitalization tables on page 23 of Amendment No. 10 to reflect the Company’s capitalization (a) assuming that each share of Series A Convertible Preferred Stock included in the Units is converted, but no warrants are exercised and (b) assuming that each warrant included in the Units is exercised and the shares of Series A Convertible Preferred Stock issued upon such exercise are also converted. Accordingly, the number of outstanding shares of common stock reflected in each as-adjusted column of the capitalization table will differ, with the first column disclosing a lower number of shares issuable and the second column disclosing the full number of shares issuable in connection with the offering.

6.	You state in footnote (2) that on an as adjusted basis the warrants sold in this offering have not been exercised which is not consistent with your disclosure in footnote (3) on page 5. Please revise the inconsistency in your disclosure. Similar revisions should be made in the first paragraph on page 25 and elsewhere in your preliminary prospectus.

Please see the Company’s response to comment no. 5 above and the resulting changes to the prospectus included in Amendment No. 10.

Ms. Lisa M. Kohl

May 18, 2018

Dilution, page 24

7.	We reviewed your response to comment 8 and the revisions to your disclosure. However, the as adjusted net tangible book value of ($1,591,786) at February 28, 2018 presented under dilution does not reconcile to the as adjusted net tangible book value of ($2,171,873) presented in the capitalization table on page 23. We believe these amounts should agree. Please revise.

In response to the Staff’s comment, we have revised the stockholders’ equity figure reported on the capitalization table on page 23 of Amendment No. 10 so that it reconciles to the as-adjusted net tangible book value reported.

In response to the Staff’s comment, the Company has revised its description of the increase in net tangible book value per share as a result of the sale of the preferred stock and warrants sold in the offering to expressly note that such increase results entirely from securities sold to the public. The Company notes that no portion of the securities offered under the prospectus are to officers, directors, promotors and/or affiliated persons.

* * * * * *

Ms. Lisa M. Kohl

May 18, 2018

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely, /s/ Stephen E. Older Stephen E. Older

cc:	Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)

Schedule: Number of Shares of Common Stock Issuable

Shares Underlying Series A Convertible Preferred Stock Issued to the Public:

•         9,000 shares

•         Conversion price:

Stated value per share		$1,150			16,428,571
Lower of 82.5% of Lowest VWAP over 5 Days Prior to Conversion or $0.71	=	$0.63	x 9,000	=

Shares Underlying Warrants Issued to the Public:

•         27,000 warrants exercisable for 27,000 shares of Series A Convertible Preferred Stock

•         Conversion price:

Stated value per share		$1,150			49,285,714
Lower of 82.5% of Lowest VWAP over 5 Days Prior to Conversion or $0.71	=	$0.63	x 27,000	=

Shares Underlying Series A Convertible Preferred Stock Issued to the Underwriter:

•         Underwriter warrant exercisable for 720 units at 110% of the public offering price per Unit sold to the public, or $792,000 in the aggregate

•         720 shares of Series A Convertible Preferred Stock

•         Conversion price:

Stated value per share		$1,150			1,314,286
Lower of 82.5% of Lowest VWAP over 5 Days Prior to Conversion or $0.71	=	$0.63	x 720	=

Shares Underlying Warrants Issued to Underwriter:

•         2,160 warrants exercisable for 2,160 shares of Series A Convertible Preferred Stock

•         Conversion price:

Stated value per share		$1,150			3,942,857
Lower of 82.5% of Lowest VWAP over 5 Days Prior to Conversion or $0.71	=	$0.63	x 2,160	=

Total Number of Shares of Common Stock Issuable:	70,971,428
Shares Issuable Pursuant to Anti-Dilution Rights held by Air Lease Corporation and Jet Midwest Corp	9,311,452
Outstanding Number of Shares as of February 28, 2018:	96,404,793
Total Number of Shares of Common Stock After Offering:	176,687,673